Exhibit 99.1

NewsRelease

TransCanada responds to oil leak in Amherst, South Dakota

AMHERST, South Dakota - November 16, 2017 - News Release - TransCanada (TSX, NYSE: TRP) crews safely shut down its Keystone pipeline at approximately 6 a.m. CST (5 a.m. MST) after a drop in pressure was detected in its operating system resulting from an oil leak that is under investigation. The estimated volume of the leak is approximately 5,000 barrels. The section of pipe along a right-of-way approximately 35 miles (56 kilometres) south of the Ludden pump station in Marshall County, South Dakota was completely isolated within 15 minutes and emergency response procedures were activated.

Crews, including TransCanada specialists from emergency management, engineering, environmental management and safety as well as contracted, nationally recognized experts are assessing the situation. TransCanada is providing State and Federal regulators, including the Pipelines and Hazardous Materials Safety Administration (PHMSA) and the National Response Center (NRC), with accurate and confirmed information on an ongoing basis.

TransCanada appreciates the collaborative support of local officials, emergency response personnel and commissioners in Marshall County, as well as the landowner who has given permission to access land for assessment, identification and clean-up activities.

We have been keeping our shippers and customers up to date and have communicated that the pipeline from Hardisty, Alberta to Cushing, Oklahoma and to Wood River/Patoka, Illinois is expected to remain shut down as we respond to this incident. This does not affect the Marketlink pipeline system, which uses the facilities of the southern leg of the Keystone system from Cushing to the Gulf Coast.

The safety of the public and environment are our top priorities and we will continue to provide updates as they become available.

TransCanada operates a network of natural gas pipelines that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in approximately 6,200 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,800 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 8, 2017 and 2016 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Terry Cunha/Matt John
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Stuart Kampel
403.920.7911 or 800.361.6522